UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
EXPEDIA RETIREMENT SAVINGS PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005

REQUIRED INFORMATION
1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements under ERISA.

Expedia Retirement Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006
and for the Year Ended December 31, 2007

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Seattle, Washington
June 17, 2008

Expedia Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments, at fair value	$115,873,177	$90,929,064
Participant contribution receivable	35,841	185

Net assets available for benefits, at fair value	115,909,018	90,929,249

Adjustment from fair value to contract value for interest in a common/collective trust fund which invests in fully benefit- responsive investment contracts	31,795	44,065

Net assets available for benefits	$115,940,813	$90,973,314

See accompanying notes.

Expedia Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions:
Dividend and interest income	$7,972,057
Net realized and unrealized appreciation in fair value of investments	584,461
Participant contributions	18,316,908
Rollover contributions	2,159,691
Employer contributions	5,421,435

Total additions	34,454,552

Deductions:
Benefits paid to participants	9,451,533
Administrative expenses	35,520

Total deductions	9,487,053

Net increase in net assets available for benefits	24,967,499

Net assets available for benefits at:
Beginning of year	90,973,314

End of year	$115,940,813

See accompanying notes.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its subsidiaries (the “Company”) who have reached the age of 18 (21 prior to January 1, 2006.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2006, new employees are automatically enrolled in the Plan upon satisfying its eligibility requirements and are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the plan document) and to make an election to invest in a default investment fund determined by the Plan’s administrative committee unless an employee affirmatively changes his or her pre-tax salary deferral election. The default investment fund is the various Fidelity Freedom Funds.
Spin-Off From IAC/InterActiveCorp
On December 21, 2004, IAC/InterActiveCorp (“IAC”) announced its plan to separate into two independent public companies to allow each company to focus on its individual strategic objectives. We refer to this transaction as the “Spin-Off.” A new company, Expedia, Inc., was incorporated under Delaware law to hold substantially all of IAC’s travel and travel-related businesses. On August 9, 2005, the Spin-Off was completed. On August 15, 2005, IAC transferred the majority of the net assets of the Company’s participating employees from the InterActiveCorp Retirement Savings Plan (“IAC Plan”) to the Plan.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions
Participants can make pre-tax deferrals ranging from 1% to 16%, and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options and may change their investment options at any time.
The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions, which are determined annually by the Company’s Board of Directors. During the year ended December 31, 2007 and 2006, no discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts, plus actual earnings thereon, after two years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Forfeitures
Forfeitures of terminated participants’ non-vested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions. Forfeitures in 2007 were $496,985, of which $443,443 was allocated to fund the 2007 employer match and $30,824 was allocated to fund the 2006 Qualified Non-elective Contribution payment (QNEC). The remaining credit was applied to reinstate account balances for rehired participants.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date.
Payment of Benefits
Upon participants’ retirement, death, disability or termination of employment, they, or their designated beneficiary, may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive such portion of Expedia stock. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan) participants may withdraw some or all of the vested portion of their vested account balances, subject to the requirements of the Plan. Participants may withdraw some or all of their rollover or after-tax contributions at any time.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Administrative Expenses
Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100 percent vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA, Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio II (the MIP II), a common/collective trust fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the MIP II as well as the adjustment of the investment in the
MIP II from fair value to contract value. The fair value of the Plan’s interest in the MIP II is based on information reported by the issuer of the common collective trust at year-end. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIP II is calculated by applying the Plan’s ownership percentage in the MIP II to the total fair value of the MIP II. The underlying assets owned by the MIP II consist primarily of readily marketable fixed income securities with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.
New Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 applies when another standard requires or permits assets or liabilities to be measured at fair value. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except as it relates to non-financial assets and liabilities, for which the effective date was delayed. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as determined by quoted market prices, for the year ended December 31, 2007 as follows:

Net appreciation (depreciation) in fair value of investments
Registered investment companies	$(236,510)
Expedia, Inc. common stock	820,971

Total net appreciation (depreciation) in fair value of investments	$584,461

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006

Fidelity Diversified International Fund	$14,675,865	$12,022,245
Fidelity ContraFund	11,737,068	8,522,087
Fidelity Low-Priced Stock Fund	9,012,898	9,171,599
Dodge & Cox International Stock	7,421,720	*
Spartan U.S. Equity Index Fund	7,347,248	6,619,079
Fidelity Dividend Growth Fund	6,893,267	6,641,175
Fidelity Blue Chip Growth Fund	6,825,204	5,863,050
Fidelity Investment Grade Bond Fund	*	4,847,564
Fidelity Mid-Cap Stock Fund	6,608,227	5,284,041

*	Fidelity Investment Grade Bond Fund and Dodge & Cox International Stock did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2007 and December 31, 2006, respectively.

Expedia Retirement Savings Plan
Notes to Financial Statements (continued)
4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
5. Income Tax Status
In accordance with new determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan will apply for a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) in 2008 or early 2009. The plan administrator believes that the Plan has been designed to comply with the requirements of Section 401(a) of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
6. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits at fair value, per the Form 5500	$115,909,018	$90,929,249
Plus: Adjustment from fair value to contract value for interest in the MIP II which invests in fully benefit-responsive investment contracts	31,795	44,065
Net assets available for benefits, per the financial statements	$115,940,813	$90,973,314

Supplemental Schedule

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
	(b)	Description of Investment Including,
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value		Current Value

	Registered investment companies:
*	Fidelity Freedom 2000 Fund	16,676	shares	$206,278
*	Fidelity Freedom 2005 Fund	4,821	shares	56,836
*	Fidelity Freedom 2010 Fund	78,899	shares	1,169,288
*	Fidelity Freedom 2015 Fund	46,301	shares	577,373
*	Fidelity Freedom 2020 Fund	126,092	shares	1,993,516
*	Fidelity Freedom 2025 Fund	138,487	shares	1,825,264
*	Fidelity Freedom 2030 Fund	229,837	shares	3,796,904
*	Fidelity Freedom 2035 Fund	184,818	shares	2,528,309
*	Fidelity Freedom 2040 Fund	592,142	shares	5,761,542
*	Fidelity Freedom 2045 Fund	5,054	shares	57,363
*	Fidelity Freedom 2050 Fund	1,869	shares	21,362
*	Fidelity Freedom Income Fund	48,856	shares	559,404
*	Fidelity Blue Chip Growth Fund	154,907	shares	6,825,204
*	Fidelity ContraFund	160,540	shares	11,737,068
*	Fidelity Dividend Growth Fund	234,465	shares	6,893,267
*	Fidelity Diversified International Fund	367,783	shares	14,675,865
*	Fidelity Equity-Income Fund	60,748	shares	3,350,841
*	Fidelity Investment Grade Bond Fund	738,363	shares	5,308,828
*	Fidelity Low- Priced Stock Fund	219,132	shares	9,012,898
*	Fidelity Mid-Cap Stock Fund	226,000	shares	6,608,227
	Lord Abbett Mid-Cap Value Fund A	226,117	shares	4,199,001
	MSI Small Company Growth Portfolio	196,778	shares	2,438,077
*	Spartan U.S. Equity Index Fund	141,565	shares	7,347,248
	Royce Low-Priced Stock Fund	141,050	shares	2,084,719
	Dodge & Cox International Stock Fund	161,272	shares	7,421,720
	Goldman Sachs Small Cap Value Fund	28,797	shares	1,031,204
	VK Growth and Income Fund A	81	shares	1,719

	Total registered investment companies			107,489,325
	Common/collective trust fund:
*	Fidelity Managed Income Portfolio II	4,225,446	units	4,193,651
	Common stock:
*	Expedia, Inc. common stock	80,210	shares	2,536,233
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks		152,147

*	Participant loans	Interest rates ranging from 5% to 10%, maturing through 2021		1,501,821

				$115,873,177

*	Indicates a party-in-interest to the Plan.

(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.
Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date:	By:	/s/ Patricia L. Zuccotti
June 18, 2008		Patricia L. Zuccotti
Member of Benefit Plans Administration Committee Expedia, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm